EXHIBIT (d)(2)(P)

Expanded Estate Protection Benefit "EEPB" Rider

EXPANDED ESTATE PROTECTION BENEFIT RIDER

benefit

Upon the death of the Owner, we will pay an amount greater than the death benefit provided in the Policy under the conditions of this rider. This amount is called the Expanded Estate Protection Benefit (EEPB).

The following definitions apply to the determination of the EEPB amount:

EEPB amount = 40% x Benefit Base

Benefit Base = [(PVD - NPBB) + (z% x Transfer Premiums)] < Benefit Cap, where

PVD = the Policy value on the date of the Policy Owner's death prior to any death benefit calculation;

NPBB = net premiums, used for the determination of the Benefit Base, which are premiums allocated to the Policy value less a proportionate share of each withdrawal based on the value of net premiums in relation to the Policy value times the amount of the withdrawal at the time of withdrawal. On each anniversary, NPBB is reset to lesser of net premium (NP) or the Policy value as of that anniversary, where:

NP = net premiums, which are premiums allocated to the Policy value less a proportionate share of each withdrawal based on the value of net premiums in relation to the Policy value times the amount of the withdrawal at the time of withdrawal

z = a percentage that varies by the number of years since receipt of appropriate Transfer Premiums, as follows:

Year Since Receipt	z
1	10
2	20
3	30
4	40
5+	50

Transfer Premiums = premiums received as a result of a tax-free exchange or transfer. This includes premiums that qualify for Internal Revenue Code Section 1035 exchange treatment, and premiums that are a result of transfer, rollover, conversion or recharacterization.

Benefit Cap = 100% of net premiums (NP) reduced by premiums received within a certain period of time prior to death. If death occurs in the first policy year, there is no reduction for premiums received prior to death. If death occurs in the second policy year, all premiums received in the second policy year reduce the net premium amount. If death occurs after the second policy year, only premiums received within the 12 month period prior to death reduce the net premium amount.

EEPB 4902

EXAMPLE:

Assume the following items:

(a)	Death occurs in policy year 3;
(b)	Policy value at time of death is $110,000 (PVD - $110,000);
(c)	Net premiums adjusted for withdrawals is $73,000 (NP = $73,000);
(d)	Net premiums used for the determination of the Benefit Base is $70,000 (NPBB = $70,000)
(e)	Transfer Premiums, which were all paid in policy year 1, are $10,000 (Transfer Premiums = $10,000);
(f)	Premium received with 12 months prior to death = $31,000.

From this information, the following is determined:

(a)	Benefit Cap = $73,000 - $31,000 = $42,000;
(b)	Benefit Base = [($110,000 - $70,000) + (30% x $10,000)] = $43,000, which is greater than the Benefit Cap, so Benefit Base = $42,000; and
(c)	EEPB amount = 40% of $42,000 = $16,800.

charge

A percentage of the Policy value will be deducted from the Policy value on the same date in each succeeding month as the Policy date, and will continue for the life of the Policy. Whenever this date falls on a date other than a Business Day, the charge will be deducted on the next Business Day. This charge is noted in the Policy Specifications.

effective date

This rider will become effective on the date shown below. It may not be cancelled after issue and will terminate when the policy terminates.

Effective Date of Rider:

AMERITAS LIFE INSURANCE CORP.

/s/	Jan M. Connolly	/s/	JoAnn M. Martin
	Secretary		President

EEPB 4902

Expanded Estate Protection Benefit Rider

EEPB 4902

Issue age 0-70

Monthly Charge .0207%* of the policy value

*    Equivalent to an annual rate of .25% of the policy value, deduced at issue on each monthly activity date. The annual rate will not exceed .65%.

Issue ages 71-80

Monthly Charge .0666%* of the policy value

*    Equivalent to an annual rate of .80% of the policy value, deducted at issue and on each monthly activity date. The annual rate will not exceed 1.20%.